

James Wilkes · 3rd

Founder, HiveTracks, Inc. and Professor of Computer Science at Appalachian State University

Boone, North Carolina, United States · **Contact info**

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HiveTracks

Duke University

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About

James is a beekeeper, college professor, farmer, and entrepreneur. With a career in computer science education and years of practical beekeeping experience that includes building a small family farm and bee business, his expertise is working at the intersection of computing and honey bees. He creates technology solutions that deliver a positive impact for honey bees and the stakeholders and the food systems that depend on them. James enjoys engaging with the beekeeping community to improve our understanding and care of honey bees.

Activity

862 followers

James Wilkes commented on a post · 3w

Bobby Lieberman there are a number of hive scale solutions and temp sensors out there for data collection, but not what beehero is doing. You will also want to keep good data from your own observations, which is what we do at HiveTracks.

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James Wilkes commented on a post · 3w

I'm glad I got to have you in class this past semester and congratulations again!

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James Wilkes commented on a post · 3w

Merriest and happiest to you as well. Looking forward to the new year!

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Experience

Founder and CTO
HiveTracks · Part-time
2010 - Present · 13 yrs 1 mo
Boone, NC

Intimately involved with the development, testing, and marketing of web and mobile software to support beekeepers. Hivetracks.com is our current web application.

Owner/Operator
Faith Mountain Farm · Self-employed
2005 - Present · 18 yrs 1 mo
Creston, NC

Oversee the operation of a diverse family farm that includes produce, baked goods, honey bees, eggs, pastured poultry and pork and advocates for local food systems.

Professor Of Computer Science
Appalachian State University · Full-time
1992 - Present · 31 yrs 1 mo
Boone, NC

Education

Duke University
PhD, Computer Science
1989 - 1994

Dissertation: A New Method for Solving Systems of Nonlinear Equations in Circuit Simulation

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Duke University
MS, Computer Science
1987 - 1989

Thesis: Implementation of Block Iterative Methods on a Butterfly Parallel Processor

Appalachian State University
BS, Computer Science, Mathematics
1983 - 1987

Skills

Java

 Endorsed by Ryan Bennett and 2 others who are highly skilled at this



Endorsed by 12 colleagues at Appalachian State University

25 endorsements

Linux

Endorsed by Coty Sutherland who is highly skilled at this

Endorsed by 5 colleagues at Appalachian State University

12 endorsements

Computer Science

Endorsed by 3 colleagues at Appalachian State University

10 endorsements

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Languages

English
Native or bilingual proficiency

Interests

Companies   Groups   Schools

Faith Mountain Co
1 follower

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Forbes
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